May 13, 2025

Daniel Ramot
Chief Executive Officer
Via Transportation, Inc.
114 5 th Ave, 17 th Floor
New York, NY 10011

        Re: Via Transportation, Inc.
            Draft Registration Statement on Form S-1
            Submitted April 15, 2025
            CIK No. 0001603015
Dear Daniel Ramot:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. You state that the Chief Executive Officer and Chairman, Daniel Ramot, will have control over most matters that require approval by your stockholders, including the election of directors and approval of significant corporate transactions. Here and elsewhere as appropriate, if true, please disclose that you will be considered a
       "controlled company" following this offering under NYSE listing standards, if true. If this is the case, please also disclose whether you intend to rely on the exemptions to corporate governance requirements as a controlled company.
 May 13, 2025
Page 2
Prospectus Summary, page 1

2. We note that you attribute statements to "Third Party Market Data," including references to the report you commissioned from BCG. Please revise to state the specific source of each statement.
Summary Consolidated Financial and Operating Information, page 19

3. Please provide a reconciliation of the weighted average number of shares of common stock used in computing net loss per share to the weighted average number of shares of common stock used in computing pro forma net loss per share, once amounts are known. Describe each transaction and the number of shares included. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance
Revenue Retention, page 82

4. We note your disclosure of dollar-based gross revenue retention for government customers. Tell us how you considered also disclosing dollar-based gross revenue retention for all customers.
Results of Operations
Comparison of the Years Ended December 31, 2023 and 2024
Revenue, page 87

5. Tell us how you considered disclosing the increase in Platform revenue attributable to having a full year of CityMapper results in your financial statements for the year ended December 31, 2024.
Certain Relationship and Related Party Transactions, page 143

6. Please disclose the parties to the Investors' Rights Agreement. We note that you intend to terminate the rights under the current agreement and enter into a new agreement that provides similar registration rights.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Revenue Recognition
Revenue Arrangements, page F-15

7. Clarify how the transaction price is allocated among your subscription services and professional services when these services are included in the same contract with customers. Refer to ASC 606-10-32-31 through 32-35. Further, tell us what consideration you gave to separately disclosing professional services, if material.
Remaining Performance Obligations, page F-16

8. Please revise your disclosures to clarify how the anticipated number of driver hours and service hours is determined in your estimation of variable revenue. That is, clarify whether these estimates are based on historical volumes used by customers or some
       other manner, and clarify what you mean by    stipulated in the
contract.    Refer to ASC
       606-10-32-8 and 32-9.
 May 13, 2025
Page 3

15. Stockholders' Deficit, page F-32

9. When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted from six month before the date of this letter and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chorological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.
General

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications.
11. Many of your tables and graphics include print that is not legible. For example, your graphic on page 116 contains text that is too small to be legible. Please revise your graphics throughout your prospectus as applicable to ensure that the text is legible.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Ryan J. Dzierniejko